EXHIBIT 99.(a)


Contact:  Global Spill Management, Inc.
          Attention: Desiree Pierson
          (610) 495-8413

June 6, 1997...Global Spill Management, Inc. (GEGI)(OTC) announces that;

a) Form 10-QSB (for the nine months ended March 31, 1997) was timely filed with the SEC on May 14, 1997. GEGI is current in all of its required SEC filings;

b) Negotiations have commenced with several different acquisition candidates. A decision with respect to which specific acquisition to consummate will be made prior to the close of the current fiscal year on June 30, 1997;

c) Aggregate indebtedness of approximately $6.7 million at June 30, 1995, has been reduced to approximately $62,000;

d) Final submissions and oral agreements on motions relating to GEGI's action commenced in U.S. District Court (EDNY) against the law firm that prepared and filed the two Form S-8 Registration Statements with the SEC in August and September 1996, covering an aggregate of 1,135,000 shares of GEGI Common Stock, are scheduled for August 29, 1997. Also named as parties defendant in such action are those persons who received and sold such shares. Form S-8 was not available for use by GEGI at such times because GEGI was not then current in its required SEC filings. Therefore, none of such 1,135,000 shares was validly registered under the 1993 Act and the public sale thereof was illegal. The aggregate value of such 1,135,000 shares (as stated in the two S-8 filings) was approximately $4 million. GEGI seeks the recovery of such $4 million and of the 1,135,000 shares; and,

e) GEGI has instituted suit in Philadelphia Federal Court to collect upon promissory notes in the amount of $677,000. Such notes were issued to GEGI in 1994-5 in connection with the sale by prior management of an aggregate of 650,000 shares of GEGI Common Stock. Such notes were not paid at maturity and the shares purchased thereby were not returned by GEGI.

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